News Release
Qwick Media Grants Incentive Stock Options
Vancouver, BC, June 7 2017 – Qwick Media Inc. (the “Company”) (CSE: QMI) is pleased to announce the Board of Directors of the Company has authorized the issuance of 4,630,000 stock options to certain directors, officers, employees and consultant, each of which is exercisable into one common share of the Company at a price of $0.10 per share, and is subject to the terms of the Company’s stock option plan. The options expire five years from the date of grant and are in accordance with the rules and policies of the Canadian Securities Exchange and applicable U.S. and Canadian securities laws.
About Qwick Media
Qwick Media provides customer management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with loyalty programs, interactive shopping directories, wayfinding, reward coupons, and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com
For further information, contact:
Ross J. Tocher, President & CEO
Tel. 604 818-4909
 Email: ross@qwickmedia.com